VIA EDGAR

February 19, 2025

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Energy and Transportation

Division of Corporation Finance

Washington, D.C. 20549

Attn: Liz Packebush and Kevin Dougherty

Re:	Brookmount Explorations, Inc. Amendment No. 4 to Offering Statement on Form 1-A Filed January 13, 2025 File No. 024-12392

Dear Ms. Packebush and Mr. Dougherty:

We write on behalf of Brookmount Explorations, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated February 6, 2025, commenting on the Company’s Amended Offering Statement on Form 1-A filed January 13, 2025 (the “Offering Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 4 to Offering Statement on Form 1-A filed January 13, 2025

Cover Page

1.                  Your disclosure indicating that an offering of up to 100,000,000 common shares at an estimated price range per share of $0.02 to $0.06 per share, assuming the offering price is $0.02 per share, will result in gross proceeds of up to $500,000.00, before deduction of offering expenses, assuming all shares are sold, appears an incorrect calculation. Please revise or advise.

Response: In response to this comment, the Company has amended the Offering Statement to correct this disclosure to reflect up to $2,000,000 in gross proceeds.

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Summary of the Offering

Termination of the Offering, page 5

2.                  You indicate the offering will conclude upon the earlier of the sale of all 200,000,000 shares or one year after the date of this offering circular. Please reconcile this with disclosure elsewhere that you are offering 100,000,000 shares.

Response: In response to this comment, the Company has corrected this disclosure to reference up to 100,000,000 shares.

Selling Shareholders, page 15

3.                  In your tabular disclosure of your column "Total Number of Shares to be Offered for Selling Shareholders Account" the number of shares to be offered does not equal 25M. For example, the shares offered by Makarios Partners LP does not appear to be correct. Please revise or advise.

Response: In response to this comment, the Company has amended the Offering Statement in the Selling Shareholders table to correct the number of shares offered by Makarios Partners LP.

Dilution, page 18

4.                  We note you used $47,868,000 for total assets and $12,500,000 for intangible assets – land usage right to derive net tangible book value as of August 31, 2024. These numbers do not agree to the Unaudited Consolidated Balance Sheet as of August 31, 2024 on page F-1, which shows $49,138,000 for Total assets and $11,983,000 for Land usage rights. Please advise or revise accordingly.

Response: In response to this comment, the Company has amended the Offering Statement to correct and update the Dilution table.

Use of Proceeds, page 21

5.                  The amount of Gross Offering Proceeds in the 50% and 25% columns of your table do not appear to be correct. Please revise or advise.

Response: In response to this comment, the Company has amended the Offering Statement to correct and update the Use of Proceeds table.

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Description of Properrty

Talawaan Property, page 25

6.                  Please revise your description of property to disclose your Joint Operating Agreement and its Amendment filed as Exhibits 6.2 and 6.3 to this 1-A, including all material terms. For example, it appears the agreement and its amendment contain the following:

•	For your consideration of $500,000 you acquired 70% equity ownership, with 30% retained by your Indonesian partner, and you have an option to acquire 100% for certain other consideration.
•	Cash is held by your Indonesian partner.
•	Your Indonesian partner has a 25% Royalty on Net Profit Generated.
•	The Koperasi license is currently set to expire in April 2025, and your Indonesian partner has agreed to endeavor to extend the license.
•	The current Koperasi license covers 10 hectares of the property, and your Indonesian partner has agreed to take all necessary actions to expand the Koperasi license area.

Please revise to disclose material terms of your license agreement and any amendments. Also provide an update on the Koperasi license, and any renewal, and what acreage the current Koperasi license covers (e.g., 10 or 50 hectares) and any impact that could result from an inability to renew the license or expand the acreage of such license on your operations. See Item 1304 (b)(1)(iii) of Regulation S-K.

Response: In response to this comment, the Company has amended the Offering Statement under the Description of Property for the Talawaan property to add additional disclosures regarding its ownership agreements for the Talawaan operation, the terms of the Koperasi license, and related matters.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Private Offering of Common Stock, page 40

7.                  We note your disclosure that, on April 3, 2024, you offered and sold a total of 13,750,000 shares of common stock in a private offering to accredited investors under Rule 506 (b) under Regulation D at price of $0.02 per share, for total proceeds of $275,000, and that, on November 19, 2024, you closed an additional private offering of 8,750,000 shares of common stock to accredited investors under Rule 506 (b) under Regulation D at price of $0.02 per share, for total proceeds of $175,000. We note that this amounts to $450,000 in total proceeds during 2024. This does not appear to be consistent with your disclosure at Item 6(c)(1) of Part I of Form 1-A, which reflects aggregate consideration for which the securities were issued of $500,000 within one year. Please revise or advise.

Response: In response to this comment, the Company has amended Part I of Form 1-A to correct this disclosure to reference $450,000.

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Compensation of Directors and Executive Officers, page 42

8.                  Please provide updated director and executive officer compensation for your last completed fiscal year. See Item 11 of Part II of Form 1-A.

Response: In response to this comment, the Company has updated the Compensation of Directors and Executive Officers table to reflect compensation for the most recently completed fiscal year.

Consolidated Financial Statements for the Quarters Ended August 31, 2024 and 2023

9. Events After the Reporting Period, page F-12, page F-12

9.                  We note your response to prior comment 9. We re-issue the comment. Your Unaudited Consolidated Statement of Changes in Stockholders’ Equity on page F-3 shows 113,725,869 shares issued and outstanding as of August 31, 2024. We also note you disclosed 136,475,869 common shares issued and outstanding as of January 2, 2025 on various pages, including page 5. Please revise Note 9 on page F-12 to address the additional 22,750,000 common shares issued after August 31, 2024.

Response: In the amended Offering Statement, the Company has updated the financial statements where indicated to address the shares issued since the end of the reporting period.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By: /s/ Joe Laxague

Joe Laxague, Esq.

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